SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

P&O Princess Cruises plc

2)   Name of shareholder having a major interest

AXA S.A. and subsidiary companies

3)   Please state whether notification indicates that it is in
respect of
     holding of the shareholder named in 2 above or in respect of
a
     non-beneficial interest or in the case of an individual
holder if it is a
     holding of that persons spouse or children under the age of
18

A beneficial interest in 21,186,299 shares
A non-beneficial interest in 6,691,014 shares

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


5)   Number of shares/amount of stock acquired

Not stated

6)   Percentage of issued class

Not stated

7)   Number of shares/amount of stock disposed

Not stated

8)   Percentage of issued class

Not stated

9)   Class of security

Ordinary shares of 50c each

10)  Date of transaction

Not stated

11)  Date company informed

28 June 2002

12)  Total holding following this notification

27,877,313 ordinary shares


13) Total percentage holding of issued class following this notification

4.02%

14)  Any additional information


15)  Name of contact and telephone number for queries

Simon Pearce 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification

Simon Pearce, Company Secretary

     Date of notification ...28 June 2002.....